ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-298611
Dated November 5, 2026

Contingent Income Auto-Callable Securities with Memory Coupon due on or about November 16, 2029

Based on the Performance of the Common Stock of Space Exploration Technologies Corp.

Principal at Risk Securities

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Memory Coupon (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying stock and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying stock:	Common stock of Space Exploration Technologies Corp. (Bloomberg Ticker: “SPCX UW”)
Stated principal amount:	$1,000.00 per security
Minimum investment:	$1,000 (1 security)
Pricing date:	November 13, 2026
Original issue date:	November 18, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	November 13, 2029, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	November 16, 2029, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If the closing price of the underlying stock on any determination date other than the final determination date is greater than or equal to the call threshold price, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:

The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the applicable determination date and any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature.

Contingent quarterly coupon:

▪If the closing price on any determination date is greater than or equal to the downside threshold price, we will pay on the related contingent coupon payment date a contingent quarterly coupon of $38.175 (equivalent to 15.27% per annum of the stated principal amount) per security, plus any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature.

▪If the closing price on any determination date is less than the downside threshold price, we will not pay a contingent quarterly coupon on the related contingent coupon payment date.

Memory coupon feature:

If the closing price of the underlying stock on any determination date is less than the downside threshold price, the contingent quarterly coupon for that determination date will not be paid on the related contingent coupon payment date. However, because the securities include a memory coupon feature, if the closing price of the underlying stock is less than the downside threshold price on one or more prior determination dates and, on a subsequent determination date, the closing price of the underlying stock is greater than or equal to the downside threshold price, your contingent quarterly coupon for that subsequent determination date will include all previously unpaid contingent quarterly coupons. No interest will accrue or be paid on any previously unpaid contingent quarterly coupons. Once a previously unpaid contingent quarterly coupon has been paid, it will not be paid again. However, if the closing price of the underlying stock is less than the downside threshold price on any determination date and on each subsequent determination date thereafter, you will not receive the unpaid contingent quarterly coupons in respect of those determination dates for the remaining term of the securities.

If the closing price of the underlying stock on each of the determination dates is less than the downside threshold price, you will receive no contingent quarterly coupons during the term of, and will not receive a positive return on, the securities.

Determination dates:

Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:

Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:

▪If the final share price is greater than or equal to the downside threshold price: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature

▪If the final share price is less than the downside threshold price: (i) the stated principal amount multiplied by (ii) the share performance factor

If the final share price is less than the downside threshold price, the payment at maturity will be less than 50.00% of the stated principal amount and could be as low as zero.

Share performance factor:	Final share price divided by the initial share price
Call threshold price:	100.00% of the initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Downside threshold price:	50.00% of the initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Initial share price:	The closing price of the underlying stock on the pricing date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Final share price:	The closing price of the underlying stock on the final determination date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
CUSIP / ISIN:	06419UCG8 / US06419UCG85
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$22.50 per stated principal amount.
Estimated value on the pricing date:	Expected to be between $936.80 and $966.80 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/9631/000183988226055188/bns_424b2-37597.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold price of 50.00% of a hypothetical initial share price and are purely hypothetical (the actual terms of your securities will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying Stock	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-50.00%	$1,000.00
-51.00%	$490.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About BNS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity.

▪Contingent repayment of stated principal amount only at maturity.

▪You may not receive any contingent quarterly coupons.

▪Greater expected volatility with respect to the underlying stock generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the final share price of the underlying stock could be less than the downside threshold price on the final determination date.

▪The securities are subject to reinvestment risk in the event of an early redemption.

▪The contingent quarterly coupon, if any, is based solely on the closing price or the final share price, as applicable.

▪Your potential return on the securities is limited, you will not participate in any appreciation of the underlying stock and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

Risks Relating to Characteristics of the Underlying Stock

▪The securities are subject to risks associated with investments in single equity securities.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪There is no affiliation between BNS and the underlying stock issuer.

▪There is very limited trading history for the underlying stock.

Risks Relating to Estimated Value and Liquidity

▪BNS’ initial estimated value of the securities at the time of pricing (when the terms of your securities are set on the pricing date) will be lower than the issue price of the securities.

▪Neither BNS’ nor SCUSA’s estimated value of the securities at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.

▪BNS’ initial estimated value of the securities does not represent future values of the securities and may differ from others’ (including SCUSA’s) estimates.

▪The securities have limited liquidity.

▪The price at which SCUSA would buy or sell your securities (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your securities.

▪The price of the securities prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.

Risks Relating to General Credit Characteristics

▪Payments on the securities are subject to the credit risk of BNS.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Hedging activities by BNS and SCUSA may negatively impact investors in the securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the securities.

▪The calculation agent can make antidilution and other adjustments that may adversely affect the market value of, and any amounts payable on, the securities.

▪We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the underlying stock issuer and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the securities.

▪Activities conducted by BNS and its affiliates may impact the market price of the underlying stock and the value of the securities.

▪The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.

▪BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the securities.

Risks Relating to Canadian and U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Securities — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Stock

For information about the underlying stock, including historical performance information, see “Information About the Underlying Stock” in the preliminary pricing supplement.

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